November 4, 2024

J.D. Finley
Chief Executive Officer
Palisade Bio, Inc.
7750 El Camino Real, Suite 2A
Carlsbad, CA 92009

        Re: Palisade Bio, Inc.
            Registration Statement on Form S-1
            Filed October 30, 2024
            File No. 333-282883
Dear J.D. Finley:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Raul Silvestre, Esq.